                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                               (Amendment No. 3)


                   Under the Securities Exchange Act of 1934


                          Edison Brothers Stores, Inc.
                                (Name of Issuer)



                     Common Stock, $1.00 par value per share
                         (Title of Class of Securities)

                                   280875105
                     (CUSIP Number of Class of Securities)


                            Michael D. Donahue, Esq.
                              Asher M. Leids, Esq.
                               Donahue & Mesereau
                            1900 Avenue of the Stars
                                   Suite 2700
                         Los Angeles, California  90067
                                 (310) 277-1441
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  May 3, 1996
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following [ ]

Check the following box if a fee is being paid with this Statement:  [ ]


                                  Page 1 of 10 Pages

- -------------------------------------------------------------------------------
CUSIP No. 280875105
- -------------------------------------------------------------------------------
 (1)     NAME OF REPORTING PERSON:         Georges Marciano
         S.S. OR I.R.S.
         IDENTIFICATION NOS. OF ABOVE PERSON:
- -------------------------------------------------------------------------------
 (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a) [ ]
                                                                        (b) [X]
- -------------------------------------------------------------------------------
 (3)     SEC USE ONLY
- -------------------------------------------------------------------------------
 (4)     SOURCE OF FUNDS*
                                                   Not Applicable
- -------------------------------------------------------------------------------
 (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or
         2(e)                                                               [ ]
- -------------------------------------------------------------------------------
 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                          United States of America
- -------------------------------------------------------------------------------
                                  : (7)    SOLE VOTING POWER
                                  :                979,700
 NUMBER OF                        :--------------------------------------------
 SHARES                           : (8)    SHARED VOTING POWER
 BENEFICIALLY                     :                  -0-
 OWNED BY                         :--------------------------------------------
 EACH                             : (9)    SOLE DISPOSITIVE POWER
 REPORTING                        :                979,700
 PERSON WITH                      :--------------------------------------------
                                  :(10)    SHARED DISPOSITIVE POWER
                                  :                  -0-
- -------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                                   979,700
- -------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*
                                                                            [ ]
- -------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                    4.4%
- -------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*
                                    IN
- -------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





                                Page 2 of 10 Pages

- -------------------------------------------------------------------------------
CUSIP No. 280875105
- -------------------------------------------------------------------------------
 (1)     NAME OF REPORTING PERSON:         Georges Marciano Trust
         S.S. OR I.R.S.
         IDENTIFICATION NOS. OF ABOVE PERSON:
- -------------------------------------------------------------------------------
 (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a) [ ]
                                                                        (b) [X]
- -------------------------------------------------------------------------------
 (3)     SEC USE ONLY
- -------------------------------------------------------------------------------
 (4)     SOURCE OF FUNDS*
                                                   Not Applicable
- -------------------------------------------------------------------------------
 (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or
         2(e)
                                                                            [ ]
- -------------------------------------------------------------------------------
 (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                          California
- -------------------------------------------------------------------------------
                                  : (7)    SOLE VOTING POWER
                                  :                979,700
 NUMBER OF                        :--------------------------------------------
 SHARES                           : (8)    SHARED VOTING POWER
 BENEFICIALLY                     :                  -0-
 OWNED BY                         :--------------------------------------------
 EACH                             : (9)    SOLE DISPOSITIVE POWER
 REPORTING                        :                979,700
 PERSON WITH                      :--------------------------------------------
                                  :(10)    SHARED DISPOSITIVE POWER
                                  :                  -0-
- -------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                                  979,700
- -------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES*
                                                                            [ ]
- -------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                   4.4%
- -------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*
                                   OO
- -------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





                                  Page 3 of 10 Pages

                 This Amendment No. 3 (the "Amendment No. 3) amends and supplements the statement on Schedule 13D (the "Schedule 13D"), dated January 16, 1996, Amendment No. 1 of Schedule 13D dated March 13, 1996 and Amendment No. 2 of Schedule 13D dated April 15, 1996 relating to the Common Stock, $1.00 par value per share (the "Common Stock" or the "Shares"), issued by Edison Brothers Stores, Inc., a Delaware corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                 Unless otherwise indicated, each capitalized term used but not otherwise defined in this Amendment No. 3 shall have the meaning assigned to such term in the Schedule 13D.

                 The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference and the response to each item of this Amendment No. 3 is qualified in its entirety by the provisions of such exhibits.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is amended and supplemented as follows:

                 The Reporting Persons hold Shares for purposes of investment. Subject to applicable legal and contractual requirements, and depending upon their evaluations of the Company's business and prospects, future developments, market conditions and other factors, the Reporting Persons, may, from time to time, purchase additional Shares or sell or cause to be sold, all or a portion of these Shares for which the Reporting Persons exercise voting or dispositive power, either in open market or privately negotiated transactions or otherwise.

                 Mr. Marciano is the Chairman of the Board of Directors and a majority shareholder of Yes Clothing Co. ("Yes"). Yes has sold merchandise to the Company in the past and intends to continue to sell merchandise to the Company in the future.

                 Subject to the foregoing, the Reporting Persons have no plans or proposals which relate to Items 4(a) through (j) of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended and supplemented as follows:

                 (a)      The Trust sold 131,000 Shares held by it on May 3,
1996.

                          Georges Marciano is the sole trustee of the Trust and
consequently may be deemed to beneficially own the 979,700 Shares held directly by the Trust, representing approximately 4.4% of the Shares outstanding.




                                 Page 4 of 10 Pages

                          The Trust is the direct beneficial owner of 979,700
Shares representing approximately 4.4% of the Shares outstanding.

                          The Reporting Persons, in the aggregate, beneficially
own 979,700 Shares, representing approximately 4.4% of the Shares outstanding. The percentage of Shares outstanding reported as beneficially owned by each person herein on the date hereof is based upon the Company's Form 10-Q for the Quarter Ended October 28, 1995 so that the Reporting Person's information is that the total Shares issued and outstanding as of October 28, 1995 was 22,087,490 Shares.

                 (b) Georges Marciano has sole voting and dispositive power with respect to the 979,700 Shares directly owned by the Trust.

                          The Trust has sole voting and dispositive power with
respect to the 979,700 Shares directly owned by it.

                 (c) Except as set forth on Exhibit 8, no transactions in Shares were effected since April 15, 1996 by the Reporting Persons.

                 (d)      Not Applicable.

                 (e) The Reporting Persons ceased to be the beneficial owner of 5.0% or more of the Shares on May 3, 1996.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                 None of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 7 Joint Filing Agreement among the Reporting Persons pursuant to Rule 13d- 1(f)(1)(iii).

         Exhibit 8  Transactions of Reporting Persons since April 15, 1996.





                                Page 5 of 10 Pages

                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 1996



                                        GEORGES MARCIANO



                                        /s/ Georges Marciano
                                        -----------------------------------
                                        Georges Marciano





                                Page 6 of 10 Pages

                                   SIGNATURE



                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 1996



                                        GEORGES MARCIANO TRUST


                                        By:      /s/ Georges Marciano
                                        -----------------------------------
                                        Name:  Georges Marciano
                                        Title: Georges Marciano,
                                        Trustee





                                 Page 7 of 10 Pages

                                 EXHIBIT INDEX



  Exhibit
  Number                             Title                              Page
  ------                             -----                              ----
   7                      Joint Filing Agreement among the Reporting      9
                          Persons pursuant to Rule 13d-1(f)(i)(iii).

   8                      Transactions of Reporting Persons since        10
                          April 15, 1996.





                                 Page 8 of 10 Pages